Mail Stop 4561

Mr. James Webster, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ecuity, Inc. Form 10-KSB for the year ended June 30, 2005 Filed November 22, 2005 File No. 0-26709

Dear Mr. Webster:

We have reviewed your comments on our filing and have provided responses in the following pages. In connection with our responses to your comments that are re-stated below, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to complete your review of our filing. Feel free to call me at the telephone number listed below.

Sincerely,

King W. S. Cole
President and Principal Accounting Officer
Ecuity, Inc.
Ph: 206.210.5022
Fax: 800.500.4429
king.cole@ecuity.net

Form 10-KSB

Item 3 — Legal Proceedings, page 10

1.
We note a number of judgments levied against the company as well as other litigation. Please tell us and disclose whether the probability of loss is probable, reasonably possible or remote. Also, tell us the amount of loss that has been accrued if any for each contingency. For reference see paragraphs 8-10 of SFAS 5. Disclosure of expected material cash outlays should be included in both MD&A and the notes to the financial statements, updated on a quarterly basis. Specifically, we are requesting additional disclosure for Joe Maenza vs. Ecuity, Inc., Citicorp Vendor Finance vs. Ecuity Advanced Communications, Stern & Company vs. Ecuity, Jordan Shapiro vs. Ecuity, Equipment lease, and the Bank loan.

Response: Please see the expanded disclosure below:

Joe Maenza vs. Ecuity, Inc.
A promissory note payable to Joe Maenza (the “Maenza Note”) is currently in default. On October 5, 2005, Maenza was granted a default Judgment for damages in the approximate amount of $74,454 plus attorneys fees. The Company has sought to negotiate a settlement of the Maenza Note but due to a lack of current working capital has been unable to meet its commitments with respect to such a settlement. The Company continues in discussions with Maenza but it is unclear whether or not a revised settlement can be reached. The likelihood of loss in this case is probable in an amount that is moderately lower than the judgment amount of $74,454. The Company however, has accrued the full amount of the judgment.

Citicorp Vendor Finance, Inc. vs. Ecuity Advanced Communications, Inc. The company’s Subsidiary, Ecuity Advanced Communications, Inc. has defaulted on an equipment lease payable to Citicorp Vendor Finance, Inc. An order of Default and Judgment was granted on August 30, 2005 in the amount of $89,425. The likelihood of loss in this case is probable in the full amount of the judgment. The Company has accrued the full amount of the judgment.

Stern & Company vs. Ecuity, Inc.
The Company is engaged in a lawsuit with Stern and Company in a contract dispute over a Public Relations services contract for a claim in the amount of $ 87,000 (“Stern Claim”). The Company feels that it is in a defensible position and has initiated a counterclaim in the pendeng legal action. The lawsuit was filed in the Federal District Court for the Southern District of New York and, although the Company may have meritorious defenses and counterclaims, it may not have the financial and human assets and capital to properly pursue these defenses and counterclaims. The likelihood of loss in this case is reasonably possible. The Company has accrued the full amount named in the suit.

(NOTE: At the time of writing this response this case has been settled for $15,000. Therefore the likelihood of loss has been established and is probable. The Company has over accrued by $72,000 as it had accrued for the full $87,000 named in the suit.)

Jordan Shapiro vs. Ecuity, Inc.
The Company is engaged in a lawsuit with Jordan Shapiro in a contract dispute over unpaid consulting fees and stock in the amount of $142,500. The Company feels that it is in a defensible position and has initiated a counterclaim and a defense of the claims in the pendent legal action. The likelihood of loss in this case is reasonably possible. The Company has accrued the full amount named in the suit.

(NOTE: At the time of this response this case has been settled for $50,000. Therefore the likelihood of loss has been established and is probable. The Company has over accrued by $92,500 as it had accrued for the full $142,500 named in the suit.)

Equipment Lease
Y3K, Inc is in default in the amount of $121,565 for defaulted equipment lease, which is recorded in accounts payable at June 30, 2005.

Bank Loan
Y3K, Inc. is in default on a bank loan in the amount of $155,666, which is recorded in current notes and loans payable at June 30, 2005. The bank loan is an obligation of Y3K, Inc. for which the bank obtained a judgement. The bank assigned the promissory note to a collection agency in 2001, which did not send out a notice of the assignment calling for payment in the amount of $155,666. Since that time there has been no further contact from the bank or the collection agency. The obligation is secured with 400,000 shares of Y3K’s common stock. There has been no recent activity on the defaulted Bank Loan. The bank has sold the loan to a collection agency and has kept the stock. There has been no attempt on the collection agency’s part to collect the debt since 2002. The Company is obligated to wait for a period of seven years until the collection of such judgment expires.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 18

2.
Please include a table of contractual obligations as required per Item 303 of Regulation S-K. Also, include disclosure summarizing all of your potential contingencies either within the table or in a footnote to the table.

Response: Please see table below.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt Obligations	1,250,000	1,250,000	0	0	0

Capital (Finance) Lease Obligations	32,443	19,255	13,188	0	0

Operating Lease Obligations	714,098	338,936	375,162	0	0

Purchase Obligations	0	0	0	0	0

Other Long-term liabilities	0	0	0	0	0

Total	1,996,541	1,608,191	388,350	0	0

Financial Statements

Consolidated Statements of Operations, page F-4

3.
The company recognized a gain from the extinguishment of debt in the amount of $560,515. We note a portion of the gain is from the forgiveness of interest in the Fox note payable. Please tell us and revise to disclose the source of the remaining portion of the gain.

Response: The gain (loss) from extinguishment of debt consists of the following items:

Negotiated reduction of note payable to Fox Communications	$225,000
Forgiveness of interest on Fox Note Payable	391,563
616,563
Net losses from settlement of amounts owed on capital leases	(56,048)
Total	$560,515

Consolidated Statements of Cash Flows, page F-5

4.
Please revise to break-out the cash used by operating activities section to distinguish between adjustments to reconcile net income to net cash from operating activities and changes in assets and liabilities.

Response: Please see the revised presentation in Attachment 1 - Consolidated Statements of Cash Flows.

5.	Tell us what the following items included in the operating activities section represents:

■ Stock issued for other than cash - shares of common stock issued to outside consultants for services rendered to the Company

■ Shares issued for fee to extend note- shares of common stock issued to a creditor as a fee for extending the due date of a note payable.

■ Stock issuances due - liability for services rendered to the Company that were to be paid in shares of common stock, for which documentation was incomplete and stock certificates had still not been issued after 30 days following year end

■ Deferred compensation - compensation accrued and owing to officers under a deferred compensation arrangement
■ Stock options outstanding - stock options exercised during the year, for which documentation was incomplete and stock certificates had still not been issued after 30 days following year end

6.
Tell us whether stock issued for other than cash represents stock compensation expense recorded for the respective periods. Please revise the descriptions of these items so it is clear what they represent.

Response: This item represents the fair value of stock issued to outside consultants in payment for services rendered to the Company.

7.	Please tell us why the gain on extinguishment of debt is not included as an adjustment to reconcile net income to net cash from operating activities within cash flow from operating activities.

Response: The gain on extinguishment of debt should have been included as an adjustment to reconcile net income to net cash from operating activities within cash flow from operating activities. The portion of the gain related to forgiveness of interest on the Fox note, amounting to $391,563, had been included in Operating Activities in the change in accounts payables and accrued liabilities, and the portion related to the reduction in the note, amounting to $225,000, had been included in Financing Activities as a payment on loans payable. Please see the revised presentation in Attachment 1 - Consolidated Statements of Cash Flows.

8.	It appears that there was a cash element to the acquisition of Fox Communications. Please tell us where this is located within the statement of cash flows.

Response: The cash portion of the acquisition, amounting to $100,000, was originally included in the category “Payments on loans payable” in Financing Activities since such amount was a reduction of the original debt due to Fox Communications.

9.	Please tell us how you determined that the sale of the long distance customer list is a component of cash flows from operating activities and not investing activities.

Response: The sale of long distance customer list should have properly been reported as an investing activity. Please see the revised presentation in Attachment 1 - Consolidated Statements of Cash Flows.

Notes to Consolidated Financial Statements, page F-8

10.
We note a significant amount of discussion regarding software development costs and revenue recognition for software products sold. Please tell us if you are still pursuing this line of business in addition to telecommunications or if this is related to your old line of business. Please disclose a brief overview of your operations in your footnotes.

Response: This discussion relates to our old line of business. It is in reference to the Market Portal software owned by Y3K, Inc. as well as the Internet Communication System (ICS) the Company acquired when it completed the technology purchase with Karunga Technologies. The Company is not pursuing any further development of either of these software products at this time. Should the company again pursue further development of these products it would only be to use them as value added additions to our telecommunications packages.

11.
Please tell us how you determined that the company has only one segment in accordance with SFAS 131 when the company appears to have operations during the two years ended June 30, 2005 in both telecommunications and software.

Response: The Company believes that it is only operating in one segment as revenue is only derived through the telecommunications activity. The Market Portal software is legacy software from the previous business plan prior to the telecommunications asset purchase in January 2004. No revenue has been, or is intended to be, derived from the sale of this software product. The ICS software was purchased as a future value added product to be combined with a telecommunications offering. No revenue has been, or is intended to be, derived from the sale of this software product.

Note 4 - Acquisition of Assets and Subsidiaries, page F-11

12.
We note the cash and stock portions of the Fox Communications, Inc asset purchase are different in the footnote disclosure and the Statement of Cash Flows. Please tell us and disclose the actual amounts or tell us why they should differ.

Response: The cash and stock portions of the Fox Communications, Inc asset purchase are incorrect in the footnote disclosure. The footnote should have read:
“The aggregate purchase price was $4,926,882, including $100,000 of cash, a note payable for $3,675,000 and 6,722,722 shares of common stock valued at $1,151,882. The value of the common shares issued was based on the closing bid price of $.17 per share for the Company’s common stock on January 14, 2004.”

In addition, please disclose the effective date of the reduction of the note payable to Fox Communications for $1,000,000.

Response: The effective date of the note reduction was March 31, 2005.

13.	We note a number of intangible assets acquired from the assets acquisitions with Fox communications. Please discuss the assets acquired as well as any subsequent write-off.

Response: Although the footnote disclosed certain intangible assets acquired as part of the asset acquisition with Fox Communications, the only intangible asset considered at the time of the acquisition to have value was the Customer List, to which a value of $4,518,428 was assigned. Subsequent to the acquisition date, the Company obtained an independent appraisal of the acquired Customer List, amounting to $1,864,000, which resulted in an impairment write-down of $2,654,428 at June 30, 2004.

*14.	Please revise to provide the disclosures required by paragraphs 51-52 of SFAS 141 as it relates to the acquisition of Fox Communications, Inc.

Response: Please see the revised footnote disclosure at Attachment 2.

Note 5 - Loans and other Obligations Payable, page F-17

15.
Please provide us with more information as it relates to your convertible debentures that appear to have been issued during fiscal year 2004. It also appears that they may have been converted during 2005 but we do not see any disclosure indicating that this is the case. In your response provide us with timeline of when the convertible debentures were issued and when they were converted and for how many shares. Also, provide us with all of the terms of the convertible debentures.

Response: On January 7, 2004, the Company entered into an agreement with Cornell Capital Partners, LP (“Cornell”), pursuant to which the Company issued to Cornell secured convertible debentures, convertible into shares of the Company’s common stock, par value $0.001, (a) in the principal amount of $350,000 (the “Convertible Debentures”). The Convertible Debentures were secured by substantially all of the Company’s assets, have a maturity date of January 7, 2007, and accrue interest at 5% per annum.

Cornell was entitled, at its option, to convert, and sell all or any part of the principal amount of the debentures, plus accrued interest thereon, into shares of the Company’s common stock at the price per share equal to the lesser of (a) an amount equal to one hundred twenty percent (120%) of the defined closing bid price of the Common Stock as listed on a Principal Market, as defined, as quoted by Bloomberg L.P. (the “Closing Bid Price””) as of the date of the executed agreement or (b) an amount equal to eighty percent (80%) of the lowest Closing Bid Prices of the Common Stock for the five (5) trading days immediately preceding the Conversion Date, as defined.

The Company may redeem a portion or all outstanding principal amounts plus accrued interest due and outstanding under the Convertible Debentures prior to their maturity dates. The redemption price was equal to 120% of the principal amount of the Convertible Debentures being redeemed.

The dates of receipt of funds and conversion of the debentures were as follows:
Date	Amount		Shares Issued Upon Conversion
1/15/04	$200,000
2/2/04		$150,000
5/27/04		(50,000)	833,333	$.06 / share
5/28/04		(50,000)	694,444	$.072 / share
6/3/04		(50,000)	657,894	$.076 / share
Balance - 6/30/04	$200,000	$0
12/10/04	(50,000)		4,166,667	$.012 / share
12/22/04	(50,000)		1,488,095	$.0346 / share
1/10/05	(50,000)		1,179,245	$.0424 / share
1/14/05	(50,000)		1,730,213	$.0289 / share

16.
Tell us how you determined that convertible debentures should be accounted for in accordance with EITF 00-27 and EITF 98-5 and why you have not recorded the beneficial conversion feature at the time of issuance. Also, tell us if you have considered EITF 00-19 and SFAS 133 in determining how to account for the convertible debentures. These debentures appear to be non-conventional and they are convertible into a variable amount of common shares. If they are subject to EITF 00-19 and deemed to be a derivative they would need to be valued and accounted for as a liability. We may have further comment.

Response: Pursuant to the terms of the note the conversion was to occur at a price equal to 120% of the price of the stock at the time of the note or at 80% of the lowest value for the 5 days preceding a conversion request by the lender. EITF 00-27 paragraph 23 states that a contingent conversion option that does not permit an issuer to compute the shares that the holder would receive upon a conversion should not be recorded until the contingency event occurs and the number of shares can be computed. The fact that the Company cannot determine the amount of shares it would be required to issue until such time as the holder submits a conversion request falls within the issue contemplated by this paragraph. Therefore no beneficial conversion can be recorded until such a time as the conversion request is made by the holder.

Note 12 - Stock Based Compensation, page F-26

17.	In future filings please present the table illustrating the pro forma effect on net income and earnings per share in accordance with paragraph 2.e.c of SFAS 148.

Response: The table will be presented in future filings.

Attachment 1

ECUITY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30
	2005	2004
Cash Flows from Operating Activities
Net loss	$(4,975,844)	$(11,252,719)
Adjustments To Reconcile Net Income To Net Cash From Operating Activities:
Depreciation and amortization	446,181	225,874
Allowance for doubtful accounts	(59,300)	179,300
Impairment of fixed assets purchased	-	767,421
Impairment of customer base	-	2,654,428
Impairment of ICS technology	-	2,280,994
Stock issued for services	1,190,425	1,429,564
Shares issued for fee to extend note	170,000	-
Increase (decrease) in stock issuances due	(167,000)	167,000
Increase (decrease) in deferred compensation	9,442	(9,442)
Stock options outstanding	2,080	209,298
Gain on extinguishment of debt	616,563	-
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	235,685	(53,693)
Increase in inventory	(800)	-
Increase in deposits and prepaids	(44,858)	(33,049)

Increase in payables and accrued liabilities	975,249	863,357
Increase (decrease) in deposits on advanced billings	(94,693)	60,741

Cash used by operating activities	(1,696,870)	(2,510,926)

The accompanying notes are an integral part of these financial statements.

Attachment 1, continued

ECUITY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30
	2005	2004
Cash Flows from Investing Activities
Sale of long distance customer list	260,707	-
Cash portion of acquisition of Fox Communications assets	-	(100,000)
Purchase of property and equipment	(71,151)	(181,779)
Disposal of equipment, net of depreciation	3,488	(4,488)
Cash provided (used) by investing activities	193,044	(286,267)
Cash Flows from Financing Activities
Proceeds from loans payable	3,448,700	2,163,089
Payments on loans payable	(1,350,298)	(127,359)
Sale of common stock for cash	588,000	578,687
Payments on long term debt & capitalized leases	(17,784)	(60,182)
Sale of convertible debentures	-	350,000
Stock sold to retire debt	(1,156,768)	-
Cash provided by financing activities	1,511,850	2,904,235
Net Increase (Decrease) In Cash	8,024	107,042
Cash And Cash Equivalents, Beginning Of Year	107,695	653
Cash And Cash Equivalents, End Of Year	115,719	107,695
Cash paid for interest	$99,489	$34,489
Cash paid for state taxes	$-	$25,286
(Company received a credit in 2005 canceling all taxes paid in 2005)

Supplemental Information: Fox Asset Acquisition (2004):
NonCash Investing/Financing Activities
Assets acquired from Fox Communications Corp	$6,708,103
Less liabilities assumed	(1,781,221)
Net assets acquired	4,926,882
Less cash portion of purchase price paid	(100,000)
Non cash acquisition costs	$4,826,882

Non cash consideration given
Note Payable - Fox Communications Corp	$3,675,000
Value of common stock issued	1,151,882
Total non cash consideration given	$4,826,882

The Company acquired the ICS Technology from Karunga Technology Corporation by issuing 23,030,750 shares of common stock valued at $2,210,952.

The accompanying notes are an integral part of these financial statements

Attachment 2

4.	ACQUISITION OF ASSETS AND SUBSIDIARIES

Fox Communications, Inc. - Effective January 2, 2004, Ecuity, Inc. through its wholly-owned subsidiary, Ecuity Advanced Communications (initially incorporated under the name “Ecuity Holdings, Inc.”), a Washington corporation ("EAC"), the Company entered into a contract to purchase a substantial portion of the assets ("Assets") and liabilities of Fox Communications, Inc., a Washington corporation ("Fox"). The purchase (the "Transaction") pursuant to an Asset Purchase Agreement ("Purchase Agreement") was closed on January 14, 2004.

Fox was incorporated in the state of Washington on January 5, 1989 and is in the business of providing business and residential long distance telephone service, Internet dial up, web hosting services, conferencing calling. As a result of the acquisition, Ecuity, Inc., through EAC, will focus its sales and marketing efforts on the delivery of these “legacy” telecommunications services, as well as to expand into unified end-to-end communication solutions through the addition of voice over Internet protocol (VoIP).

The aggregate purchase price was $4,926,882, including $100,000 of cash, a note payable for $3,675,000 and 6,722,722 shares of common stock valued at $1,151,882. The value of the common shares issued was based on the closing bid price of $.17 per share for the Company’s common stock on January 14, 2004.

The following table summarizes the allocation of the aggregate purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At January 2, 2004:

Current assets, primarily accounts receivable	$1,075,579
Property and equipment	1,114,096
Intangible assets - Customer List	4,518,428
Total assets acquired	6,708,103
Current liabilities assumed	(1,781,221)
Net assets acquired	$4,926,882

Subsequent to the acquisition date, the Company engaged an outside valuation firm to provide values necessary to finalize the allocation of the purchase price to the acquired assets. Based on the valuation and subsequent investigation by the Company, as described in Note 6 below, the original allocation of the purchase price to property and equipment was reduced by $767,421 at June 30, 2004. Based on the valuation, as described in Note 7 below, the original fair value assigned to the acquired customer list decreased by $2,654,428 to $1,864,000 at June 30, 2004. The acquired customer list is being amortized over its projected useful life of five (5) years, commencing January 2, 2004.

The assets acquired by Ecuity, Inc. include the competitive local exchange carrier ("CLEC") consisting of a customer base of 18,000 residential and business customers, conferencing and ISP operations, voice over internet protocol services, fully functioning customer service and billing capabilities. Additionally, the Transaction included the recently upgraded Network Operating Center ("NOC") that allows for the significant expansion of unified end-to-end communication solutions through the addition of voice over IP (VoIP). In addition to the growth of the unified products and services, ECUITY believes that the new NOC increases efficiencies, reduces costs and has a positive impact on operating revenue. The Assets acquired by the Company include:

•  Certain fixed assets and equipment, as well as any and all permits, licenses, consents and approvals held by Fox which are assignable to Ecuity. All such fixed assets and equipment, which Fox had used in its operation as a converged internet content provider and producer of affinity portals, shall be used in a similar manner by Ecuity.

•  All of Fox's right, title and interest in and to a number of websites, including foxinternet.com, as well as any other tangible or intangible assets of Fox used or useful in the joint operations that existed prior to the Transaction, but excluding certain assets listed in the Purchase Agreement. The Company concluded that intangible assets other than the Customer List, did not have significant value to the on-going operations of EAC and were not allocated a portion of the original purchase price.

During the fiscal year ended June 30, 2004, the Company paid $300,000 of the purchase price, including the $100,000 initial payment. The balance of the Note Payable, $3,475,000, is to be paid pursuant to the terms of a promissory note ("Note") issued to Fox by Ecuity. The original note called for payments that were in default as of a payment due date of March 5, 2004.

Since March 2004, the Company has re-negotiated various extensions and revisions to the note. The most recent adjustment resulted in the following:

Payment of $800,000 in cash during 2005, and a fixed reduction in the note of $225,000 representing an adjustment against the total of accounts receivable acquired, less the sum of the accounts payable, accruals and deferred income balances.

In addition, the Company and Fox agreed, effective March 31, 2005, to reduce the note by $1,000,000 in exchange for the issuance of 28,277,278 common shares of Ecuity, Inc., and finally to extend the due date to November 2005 for $200,000 of the balance of the note plus accrued interest, with the remaining principal of $1,250,000 and all accrued interest due July 1, 2007.

The latest revision in terms provided that there was a waiver of all interest accrued through March 31, 2005, resulting in approximately $391,000 classified as gain on extinguishment of debt.

Payment of the Note is secured by all of the Assets and by the issued and outstanding shares of EAC, all of which shares are held by the Company. In addition, the Company is a guarantor of the Note pursuant to a Parent Guaranty agreement between the Company and Fox. The Company and EAC expect to finance the Note payments through additional equity investments into the Company including invested capital it anticipates it will receive under a Standby Equity Distribution Agreement (formerly the Equity Line of Credit Agreement) with Cornell Capital Partners, L.P.

As part of the Transaction, those Fox employees that are associated with the operation and management of the business represented by the Assets became employees of EAC and the former President of Fox, Mr. Lonnie Benson, became a consultant to Ecuity.